SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of August, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND SEPTEMBER 30, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Sep 30,     Sep 30,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    513,505$    303,757      27,631
  Accounts receivable, net .........................   1,108,194   1,243,279     113,092
  Taxes recoverable and other assets ...............      66,947      42,869       3,899
  Inventories, net .................................     808,737     827,642      75,285
  Prepaid expenses .................................       4,888      16,370       1,489
            Total current assets ...................   2,502,271   2,433,917     221,396
LONG-TERM RELATED PARTIES ..........................     292,457     313,906      28,554
PROPERTY, PLANT AND EQUIPMENT, net .................   7,356,100   7,642,205     695,157
INVESTMENT IN SUBSIDIARIES .........................   3,628,952   3,676,268     334,404
OTHER ASSETS, net ..................................     204,195     189,953      17,279
            Total  assets ..........................$ 13,983,975$ 14,256,249   1,296,789

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     192,857     173,960      15,824
  Interest payable .................................       2,708         825          75
  Trade accounts payable ...........................     402,773     345,604      31,437
  Notes payable ....................................      27,725      25,043       2,278
  Accrued liabilities ..............................     284,020     448,907      40,834
  Employee profit-sharing ..........................         291      24,552       2,233
            Total  current liabilities .............     910,374   1,018,891      92,681
LONG-TERM DEBT .....................................   5,928,885   5,767,267     524,607
LONG-TERM RELATED PARTIES ..........................     792,125     856,355      77,896
LONG-TERM NOTES PAYABLE ............................      21,093      17,596       1,601
DEFERRED TAXES......................................   1,195,046   1,310,980     119,250
LIABILITY FOR EMPLOYEE BENEFITS.....................     308,338     303,502      27,607
            Total long term liabilities ............   8,245,487   8,255,700     750,962
            Total  liabilities .....................   9,155,861   9,274,591     843,643
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,799,993   4,953,214     450,558
  Minority interest ................................      28,121      28,444       2,587
            Total stockholders' equity .............   4,828,114   4,981,658     453,146
            Total liabilities and stockholders' equi$ 13,983,975$ 14,256,249   1,296,789

               Exchange rate: $ 10.9935

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Sep   Acum. Sep
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    182,990$    -59,427      -5,406
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss in subsidiaries ....................................     347,999     -47,885      -4,356
       Depreciation and amortization ...........................     266,372     193,103      17,565
       Loss (gain) on sale of property, plant and equipment ....      10,786       6,350         578
       Deferred income taxes ...................................    -197,173      76,845       6,990
       Other....................................................     -26,291      19,404       1,765
       Total items which do not require cash....................     401,693     247,817      22,542
  Net resources generated from income ..........................     584,683     188,390      17,136
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -95,941     -18,905      -1,720
    Decrease (Increase) in current assets ......................      26,877      12,597       1,146
    Decrease (increase) in account receivables, net ............      -1,467    -135,086     -12,288
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -161,166     127,414      11,590
  Resources generated by continued operating  ..................     352,986     174,410      15,865
  Assets and liabilities discontinued ..........................     -23,735           0           0
  Resources generated by operating activities ..................     329,251     174,410      15,865
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -4,645,024    -198,149     -18,024
       Increase (Decrease) in capital ..........................     297,879           0           0
       Gain on shares sales ....................................   3,046,878           0           0
  Net resources generated from financing activities ............  -1,300,267    -198,149     -18,024
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....       5,395    -178,211     -16,211
       Acquisition of shares ...................................     681,430      -3,945        -359
       Increase in deferred assets .............................      -6,445      -3,853        -350
  Net resources applied to investing activities ................     680,380    -186,009     -16,920
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -290,636    -209,748     -19,079
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     804,141     513,505      46,710
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    513,505$    303,757US    27,631


* The exchange rate of 10.9935 was used for translation purposes.

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              3Q          3Q                      3Q          3Q
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 1,166,254$  1,429,698         23%     103,833     130,049         25%
COST OF SALES ...........................    976,195   1,170,456         20%      86,912     106,468         23%
     Gross profit........................    190,059     259,242         36%      16,921      23,581         39%

     Selling and Administrative expenses     114,152     122,033          7%      10,163      11,100          9%
     Operating income ...................     75,907     137,209         81%       6,758      12,481         85%
FINANCIAL EXPENSE:
Interest expense ........................    173,354     163,877         -5%      15,434      14,907         -3%
Interest income .........................    -19,152     -13,432        -30%      -1,705      -1,222        -28%
Exchange (gain) loss, net ...............      8,637    -184,040     N/A             769     -16,741     N/A
Gain on monetary position ...............    -30,994    -116,118        275%      -2,759     -10,562        283%
  Total financial expense ...............    131,845    -149,713     N/A          11,739     -13,618     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............     23,750     -15,323     N/A           2,115      -1,394     N/A
  Total other income (expense) ..........     23,750     -15,323     N/A           2,115      -1,394     N/A
  Income (loss) before income and asset t    -32,188     271,599     N/A          -2,866      24,705     N/A
Provisions for income and asset taxes ...      8,199        -506       -106%         730         -46       -106%
Provision for deferred income taxes .....   -183,208     135,359     N/A         -16,311      12,313     N/A
  Net income after taxes ................    142,821     136,746         -4%      12,715      12,438         -2%
Discontinued operations .................    175,603           0       -100%      15,634           0       -100%
Loss (Gain) in subsidiaries .............   -152,803     -45,396        -70%     -13,643      -4,129        -70%
Net income before minority interest......$   120,021$    182,142         52%      10,724      16,567         54%
  Minority interest......................    -14,080         587     N/A          -1,254          53     N/A
  Majority net income....................$   134,101$    181,555         35%      11,978      16,514         38%

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 3,495,389$  3,973,139         14%     305,962$    355,438         16%
COST OF SALES ...........................  2,947,971   3,227,552          9%     258,002     288,736         12%
     Gross profit........................    547,418     745,587         36%      47,960      66,702         39%

     Selling and Administrative expenses     334,222     350,811          5%      29,264      31,389          7%
     Operating income ...................    213,196     394,776         85%      18,696      35,313         89%
FINANCIAL EXPENSE:
Interest expense ........................    441,458     494,541         12%      38,676      44,245         14%
Interest income .........................   -403,591     -37,984        -91%     -34,488      -3,407        -90%
Exchange (gain) loss, net ...............   -230,783     242,498     N/A         -20,464      20,985     N/A
Gain on monetary position ...............    -92,094    -162,835         77%      -7,968     -14,806         86%
  Total financial expense ...............   -285,010     536,220     N/A         -24,244      47,017     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -103,655     116,352     N/A          -8,942      10,254     N/A
  Total other income (expense) ..........   -103,655     116,352     N/A          -8,942      10,254     N/A
  Income (loss) before income and asset t    394,551     -25,092     N/A          33,998      -1,450     N/A
Provisions for income and asset taxes ...     11,478       5,375        -53%       1,020         471        -54%
Provision for deferred income taxes .....    105,354      76,845        -27%       8,895       7,214        -19%
  Net income after taxes ................    277,719    -107,312     N/A          24,083      -9,135     N/A
Discontinued operations .................    131,320           0       -100%      11,762           0       -100%
Loss (Gain) in subsidiaries .............     69,782     -47,885     N/A           5,187      -4,250     N/A
Net income before minority interest......$    76,617$    -59,427     N/A           7,134$     -4,885     N/A
  Minority interest......................     -1,888        -577        -69%        -173         -49        -72%
  Majority net income....................$    78,505$    -58,850     N/A           7,307$     -4,836     N/A

CORPORACION DURANGO, S.A. DE C.V. AND REPORTING GUARANTOR
GROUP
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE
PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS:
THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE
THE FINANCIAL STATEMENTS OF CORPORACION DURANGO, S.A. DE
C.V. AND THE FOLLOWING SUBSIDIARIES:
   COMPANIA PAPELERA DE ATENQUIQUE, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.

ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS
HAVE BEEN ELIMINATED FOR CONSOLIDATION PURPOSES. THE
PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE
THE ASSETS, LIABILITIES AND INCOME OR LOSS OF THE
PARENT COMPANY AND THE SUBSIDIARIES WITH MORE THAN 50%
OF OWNERSHIP.

AS OF JUNE 1, 2004, THE MEXICAN BOARD FOR RESEARCH AND
DEVELOPMENT OF FINANCIAL REPORTING STANDARDS, OR CINIF,
ASSUMED THE RESPONSIBILITY OF ESTABLISHING MEXICAN
ACCOUNTING AND REPORTING STANDARDS. AS PART OF ITS
RESPONSIBILITY, AND AFTER DUE EXPOSURE IN 2004 AND
2005, THE CINIF ISSUED SEVERAL FINANCIAL REPORTING
STANDARDS (NORMAS DE INFORMACION FINANCIERA, OR NIFS)
THAT BECAME EFFECTIVE ON JANUARY 1, 2006.

THE PRINCIPAL OBJECTIVE OF THE CINIF IN ISSUING THE
NIFS IS TO ACHIEVE GREATER CONCURRENCE BETWEEN
MEXICAN GAAP AND INTERNATIONAL FINANCIAL REPORTING
STANDARDS (IFRSS).

THE STRUCTURE OF THE NIFS IS AS FOLLOWS:

- NEW BULLETINS AND INTERPRETATIONS TO THE BULLETINS
ISSUED BY CINIF.
- EXISTING BULLETINS ISSUED BY THE ACCOUNTING
PRINCIPLES BOARD OF THE MEXICAN  INSTITUTE OF PUBLIC
ACCOUNTANTS THAT HAVE NOT BEEN AMENDED, REPLACED OR
REPEALED BY THE NEW NIFS.
- IFRSS THAT ARE SUPPLEMENTARY GUIDANCE TO BE USED WHEN
MEXICAN GAAP DOES NOT PROVIDE PRIMARY GUIDANCE.

THE CIRCULARS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD
WILL CONTINUE TO HAVE THE STATUS OF RECOMMENDATIONS AND
WILL BE PART OF THE NIFS UNTIL SUCH TIME AS THEY ARE
REPLACED OR REPEALED BY NIFS.

THE NIFS ISSUED TO DATE ARE NOT EXPECTED TO HAVE A
SIGNIFICANT EFFECT ON FINANCIAL INFORMATION REPORTING.
THEY ARE THE FOLLOWING:

NIF A-1 "FINANCIAL INFORMATION STANDARDS STRUCTURE".
NIF A-2 "BASIC PRINCIPLES".
NIF A-3 "USERS REQUIREMENTS AND FINANCIAL STATEMENTS
OBJECTIVES".
NIF A-4 "FINANCIAL STATEMENTS QUALITATIVE
CHARACTERISTICS".
NIF A-5 "FINANCIAL STATEMENTS BASIC ELEMENTS".
NIF A-6 "RECOGNITION AND VALUATION".
NIF A-7 "PRESENTATION AND DISCLOSURE".
NIF A-8 "SUPPLEMENTARY STANDARDS TO MEXICAN GAAP".
NIF B-1 "ACCOUNTING CHANGES AND ERROR CORRECTIONS".

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL
STATEMENTS:
A) THE PARTIALLY CONSOLIDATED FINANCIAL STATEMENTS
HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP
AND REFLECT THE PURCHASING POWER OF THE MEXICAN
PESO AS OF THE MOST RECENT REPORTIND DATE. FOR
COMPARISON PURPOSES, PARTIALLY CONSOLIDATED
FINANCIAL STATEMENTS OR PRIOR YEAR HAVE ALSO BEEN
RESTATED TO REFLECT IDENTICAL PURCHASING POWER,
USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL
CONSUMER PRODUCTS INDEX (NCPI) ISSUED BY BANCO DE
MEXICO.
B) CONVERSION FIGURES OF FOREIGN SUBSIDIARIES IS
DONE IN ACCORDANCE WITH BULLETIN B-15 "FOREIGN
CURRENCY TRANSACTIONS AND TRANSLATION OF FINANCIAL
STATEMENTS OF FOREIGN OPERATIONS" ACCORDINGLY ,
THE TRANSLATION IS DONE UNDER THE "FOREIGN
ENTITIES"

1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE INVESTMENTS ARE REALIZABLE WITHIN THREE MONTHS
 AND ARE VALUED AT MARKET PRICE. THE INCOME OR LOSS
GENERATED IS INCLUDED IN THE STATEMENTS OF
OPERATIONS.

1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN
CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY
IN AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS
AT THE CLOSING OF THE YEAR`S EXCHANGE RATE.
THE EXCHANGE RATE ON SEPTEMBER 30st, 2006 WAS
$10.9935.

1.5 INVENTORY VALUATION:
INVENTORIES ARE STATED AT AVERAGE COST, AND DO NOT
EXCEED  MARKET VALUE. THE AVERAGE COST APROXIMATES
THE LAST PURCHASE OR PRODUCTION COST.



PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT OF MEXICAN ORIGIN ARE
RECORDED AT ACQUISITION COST AND ARE RESTATED TO
REFLECT MEXICAN PESOS OF CONSTANT PURCHASING POWER
USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL
CONSUMER PRICE INDEX (NCPI).
PLANT AND EQUIPMENT OF NON-MEXICAN ORIGIN ARE
RECORDED AT ACQUISITION COST AND THE ACQUISITION
COST IS RESTATED TO CONSTANT CURRENCY USING THE
INFLATION OF THE COUNTRY OF ORIGIN, THEN CONVERTED
INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT
AT THE BALANCE SHEET DATE.
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS
CALCULATED BASED ON UNITS PRODUCED IN THE PERIOD
IN RELATION TO THE TOTAL ESTIMATED PRODUCTION OF
THE ASSETS OVER THEIR SERVICE LIVES. ASSETS ARE
DEPRECIATED AS FOLLOWS:
                           YEARS
BUILDINGS                 25-50
MACHINERY & EQUIPMENT     23-40
OFFICE EQUIPMENTS          5-10
TRANSPORTATION VEHICLES    1-5
COMPUTER EQUIPMENT         1-3

THESE ASSETS ARE EVALUATED ANNUALLY FOR POTENTIAL
IMPAIRMENT.
RECURRING MAINTENANCE AND REPAIR EXPENDITURES ARE
CHERGED TO OPERATING EXPENSES AS INCURRED. MAJOR
OVERHAULS TO FIXED ASSETS ARE CAPITALIZED AND
AMORTIZED OVER THE PERIOD IN WHICH BENEFITS ARE
EXPECTED TO BE RECEIVED.
NET COMPREHENSIVE FINANCING COST INCURRED DURING
THE PERIOD OF CONSTRUCTION AND INSTALLATION OF
PROPERTY, PLANT AND EQUIPMENT IS CAPITALIZED AND
RESTATED APPLIYING FACTORS DERIVED FROM CHANGES
IN THE NCPI.



CONTINGENCY LIABILITIES:
LABOR OBLIGATIONS:
THE COMPANY ADOPTED THE NORMATIVE DISPOSITIONS
RELATED TO BULLETIN D-3 "LABOR OBLIGATIONS"
ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC
ACCOUNTANTS, THIS NORMATIVITY MODIFIES THE BASIS
FOR CUANTIFICATION, RECOGNITION AND DISCLOSURE
OF EXPENSES AND LIABILITIES RELATED TO
RETIREMENT AND SENIORITY PREMIUMS, INCLUDING
FORMAL AND INFORMAL, REQUIRING ITS VALUATION
USING THE ACTUARIAL METHOD OF "PROJECTED UNITARY
CREDIT" WICH STATES THE OBLIGATION TO RECOGNIZE
A LIABILITY (ASSET) OF TRANSITION AT THE MOMENT
OF THE APPLICATION OF THIS BULLETIN, WHICH IS
AMORTIZED IN DIRECT LINE OVER THE REMAINIG
AVERAGE LABOR LIFE OF THE EMPLOYEES EXPECTED TO
RECEIVE SUCH BENEFITS FROM THE RETIREMENT PLANS,
REQUIRES AN ADDITIONAL LIABILITY IN CASE THE
ACTUAL LIABILITY IS LARGER THAN THE PROJECTED
NET LIABILITY (ASSET).
THE COST OF THE EMPLOYEE RETIREMENT PLANS
(PENSIONS AND SENIORITY PREMIUMS), ARE
RECOGNIZED AS COST IN THE YEARS IN WHICH THE
SERVICES ARE  PAID IN ACCORDANCE WITH
CALCULATION PERFORMED BY INDEPENDENT ACTUARIES.
IN THE COMPANIES ESTABLISHED IN THE UNITED
STATES OF AMERICA, THERE IS A BENEFIT AND
RETIREMENT PLAN (THE PLAN), WHICH COVERS ALL
THE EMPLOYEES THAT MEET CERTAIN ELEGIBILITY
REQUIREMENTS. THE BENEFITS OF THE PLAN ARE
MAINLY BASED IN THE YEARS OF SERVICE AND THE
COMPENSATION OF SUCH EMPLOYEES. CORPORACION
DURANGO, S.A. DE C.V.  AND SUBSIDIARIES
(THREE SUBSIDIARY COMPANIES) RECOGNIZES
"MODIFICATIONS TO THE BULLETIN D-3 ON 2004"
A NEW 2004 PLAN "ADDITIONAL BENEFITS AT
RETIREMENT" IN ACCORDANCE TO MODIFICATIONS
TO BULLETIN D-3.

STOCKHOLDERS' EQUITY:
CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY
LEGAL RESERVE AND RETAINED EARNINGS, INCLUDE
THE  RESTATED EFFECT, ACCORDING WITH THE
NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE
DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE
YEAR THE RESULTS AND PREMIUMS WERE DETERMINED
RESPECTIVELY. THE RESTATED AMOUNT REPRESENTS
THE REQUIRED AMOUNT TO MAINTAIN THE
CONTRIBUTIONS AND ACCUMULATED RESULTS IN
CONSTANT PESOS AS OF SEPTEMBER 30st, 2006.

FIXED AND VARIABLE EQUITY COMPONENTS

                          AMOUNT          NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,947          110,641,111


DEFERRED TAXES:
AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF
BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY
RECOGNIZED TO THAT DATE (JANUARY 1st.,2000)
THE INITIAL EFFECT OF DEFERRED TAXES DERIVED
FROM TEMPORARY DIFFERENCES AS A GAIN OR A
LOSS,IN SUBSECUENT PERIODS THE COMPANY IS IN
COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX,
THE HOLDING COMPANY AND ITS SUBSIDIARIES USE
THE INTEGRAL ASSETS AND LIABILITIES METHOD,
WHICH CALCULATES SUCH TAX, USING THE
APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY
DIFFERENCES BETWEEN BOOK  AND TAX VALUES OF
THE ASSETS AND LIABILITIES AS OF THE END OF
THE PERIOD.



DISCONTINUED OPERATIONS:
THE COMPANY REPORTS ON DISCONTINUED OPERATIONS
THE RESULT OF THE PARTICLEBOARD PLANT FROM
PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.,
FOR 2005.



BUSINESS SEGMENTS INFORMATION:
SEGMENT REPORTING INFORMATION IS PREPARED IN
ACCORDANCE WITH BULLETIN B-5 "FINANCIAL INFORMATION
BY SEGMENT". THE SEGMENTS REPORT BASED ON THE
INTERNAL REPORT METHOD USED BY THE COMPANY.
THE COMPANY PRESENTS THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. THIS SEGMENT INCLUDES THE PRODUCTION
AND SALES OF CORRUGATED CONTAINER, MULTI-WALL SACKS
AND PAPER TUBES.
2. PAPER. THIS SEGMENT INCLUDES THE PRODUCTION AND
SALES OF KRAFT AND SEMI-KRAFT PAPER PRODUCED FROM
VIRGIN FIBERS OR RECYCLED FIBERS.
3. OTHERS. THIS SEGMENT INCLUDES THE PRODUCTION
AND SALE OF PLYWOOD.
AS OF SEPTEMBER 30st., 2006 AND 2005, THE SEGMENT
INFORMATION IS PRESENTED AS FOLLOWS:

                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT            SEGMENT
    2006          INCOME      ACQUISITION, NET         ASSETS
   ------        ---------    ----------------   --------------
PACKAGING        3,539,704          65,827          30,785,134
PAPER            2,430,146          51,826           9,072,790
OTHERS              91,562          60,558             669,960
ELIMINATONS     (2,088,273)                        (26,271,635)
                ----------     ------------      --------------
TOTAL            3,973,139         178,211          14,256,249
                ==========     ============      ==============

                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT          SEGMENT
    2005          INCOME      ACQUISITION, NET       ASSETS
   ------        ---------    ----------------  --------------
PACKAGING        3,428,872          10,578         27,957,674
PAPER            2,174,986          41,448          8,616,926
OTHERS              69,210         (47,001)         1,129,277
ELIMINATIONS    (2,177,679)                       (22,977,200)
                ----------     ------------     --------------
TOTAL            3,495,389           5,025         14,726,677
                ==========     ============     ==============

THE FINANCIAL INFORMATION PRESENTED ABOVE IS
USED IN THE DECISITION MAKING PROCESS BY THE
COMPANY.



INTERNAL CONTROL:
THE COMPANY HAS STARTED IMPLEMENTATION ON THE
SARBANES OXLEY ACT WITH THE ADVISE OF EXPERT
ADVISORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  November 17, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer